Filed pursuant to Rule 433
Relating to Preliminary Prospectus Supplement dated August 9, 2006 to the Registration Statement No. 333-132227
Dated August 9, 2006
$125,000,000
6.25% SENIOR NOTES DUE 2017
FINAL PRICING TERMS
August 9, 2006

ISSUER:	Equity One, Inc.

GUARANTEES:	Fully and unconditionally guaranteed by the subsidiaries of Equity One, Inc. listed in Annex A to the prospectus supplement.

PAR AMOUNT:	$125,000,000

EXPECTED RATINGS:	Baa3/BBB-

OFFERING FORMAT:	SEC Registered (No. 333-132227)

TRADE DATE:	August 9, 2006

SETTLEMENT DATE:	August 18, 2006 (T+7)

MATURITY DATE:	January 15, 2017

PRICING BENCHMARK:	UST 5.125% due 5/16

UST YIELD:	4.945%

DEALER CONCESSION	40 bps

RE-ALLOWANCE SPREAD:	25 bps

YIELD TO MATURITY:	6.315%

COUPON:	6.25%

PUBLIC OFFERING PRICE (%)	99.517%

GROSS SPREAD (%):	0.65%

GROSS SPREAD ($):	$812,500

PURCHASE PRICE (%):	98.867%

NET PROCEEDS TO ISSUER:	$123,583,750 before expenses

INTEREST PAYMENT DATES:	January 15 and July 15, beginning January 15, 2007

OPTIONAL REDEMPTION:	Make Whole Call @ T+20 bps

CUSIP:	294752 AD 2

ISIN:	US294752AD20

JOINT BOOK-RUNNING MANAGERS:	Banc of America Securities LLC Bear, Stearns & Co. Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

SENIOR CO-MANAGERS:	Deutsche Bank Securities Inc. J. P. Morgan Securities Inc. Wells Fargo Securities, LLC

CO-MANAGERS:	BB&T Capital Markets, a division of Scott
& Stringfellow, Inc.
BMO Capital Markets Corp.
Commerzbank Capital Markets Corp.
Morgan Keegan & Company, Inc.
SunTrust Capital Markets, Inc.
Wachovia Capital Markets, LLC
Affiliates of one or more of the underwriters own a portion of our 7.25% Senior Notes due 2007 and/or are lenders under our unsecured revolving credit facility and, therefore, may receive a share of the net proceeds of the offering, to the extent such proceeds are used to redeem any of the 7.25% Senior Notes due 2007 owned by them or reduce any outstanding borrowings owed to such bank under our unsecured revolving credit facility. SunTrust Capital Markets, Inc. is an affiliate of SunTrust Bank, which is the trustee under the indenture.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Banc of America Securities LLC toll free at 1-800-294-1322 or by email at dg.prospectus_distribution@bofasecurities.com.